                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-61757
PROSPECTUS



                                3,500,000 SHARES

                              BANKNORTH GROUP, INC.

                                  COMMON STOCK

         This prospectus covers 3,500,000 shares of common stock which may be offered and issued by Banknorth Group, Inc. from time to time in connection with the merger with or acquisition by Banknorth or its subsidiaries of the assets or securities of financial institutions and businesses in which financial holding companies and their subsidiaries can engage under the Bank Holding Company Act of 1956, as amended. The consideration for any such acquisitions may consist of common stock, cash, notes or other evidences of debt, convertible or exchangeable securities, assumptions of liabilities or a combination thereof.

         It is expected that the terms of acquisitions involving the issuance of securities covered by this prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses or assets to be merged with or acquired by us, or in the case of entities that are more widely held, through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. We anticipate that the common stock issued in any such acquisition will be valued at a price reasonably related to the market value of the common stock either at the time of the agreement on the terms of an acquisition or at the time of delivery of the common stock.

         We do not expect that an underwriting discount or commission will be paid by us in connection with issuances of common stock pursuant to this prospectus. However, finders' fees, brokers' commissions or financial advisory fees may be paid from time to time in connection with specific acquisitions, and such fees may be paid through the issuance of common stock covered by this prospectus. Any person receiving any such fee may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended.

         Our common stock is traded on the Nasdaq National Market under the symbol "BKNG." On February 4, 2002, the last sale price of the common stock as reported on the Nasdaq National Market was $23.42.

         YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 3 IN DETERMINING WHETHER TO INVEST IN OUR COMMON STOCK.

                              ---------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved our common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              --------------------

         The securities offered hereby are equity securities and are not savings accounts, deposits or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other government entity.

                The date of this prospectus is February 5, 2002.

         You should only rely on the information incorporated by reference or provided in this prospectus. We have not authorized any other person, firm or entity to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                            ------------------------

                                TABLE OF CONTENTS

                                                                                                        PAGE
                                                                                                        ----


Where You Can Find More
    Available Information................................................................................2

Forward-Looking Statements...............................................................................2

Risk Factors.............................................................................................3

Banknorth Group, Inc.....................................................................................5

Selected Consolidated
    Financial Data.......................................................................................6

Common Stock and Dividend
    Information..........................................................................................8

Use of Proceeds..........................................................................................9

Plan of Distribution.....................................................................................9

Legal Matters............................................................................................9

Experts..................................................................................................9

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement under the Securities Act of 1933 (No. 333-61757) that registers the offer and sale of the securities offered by this prospectus. The registration statement, including the accompanying exhibits included or incorporated by reference therein, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

         The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities offered hereby:

        -       Annual Report on Form 10-K for the year ended December 31, 2000;

        - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

        - Current Reports on Form 8-K filed on January 24, 2001, June 11, 2001 (as amended on June 13, 2001 and on July 25, 2001), November 1, 2001 and January 22, 2002; and

        - the description of our common stock and our stock purchase rights contained under the heading "Description of Banknorth Common Stock" in the prospectus contained in our Registration Statement on Form S-4 (No. 333-66288) filed with the SEC on July 30, 2001.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                              Banknorth Group, Inc.
                                  P.O. Box 9540
                               Two Portland Square
                           Portland, Maine 04112-9540
                       Attn: Investor Relations Department
                                 (207) 761-8500

                           FORWARD-LOOKING STATEMENTS

         This prospectus and the information incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

         Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, those discussed elsewhere in this prospectus and in the documents incorporated by reference herein. You should not put undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events except to the extent required by Federal securities laws.

                                  RISK FACTORS

         Prospective investors should consider carefully the following factors in addition to the other information included or incorporated by reference in this prospectus before making an investment in the common stock.

THERE ARE INCREASED RISKS INVOLVED WITH MULTI-FAMILY RESIDENTIAL, COMMERCIAL REAL ESTATE, COMMERCIAL BUSINESS AND CONSUMER LENDING ACTIVITIES

         Our lending activities include loans secured by existing multi-family residential and commercial real estate. In addition, from time to time we originate loans for the construction of multi-family residential real estate and land acquisition and development loans. Multi-family residential, commercial real estate and construction lending generally is considered to involve a higher degree of risk than single-family residential lending due to a variety of factors, including generally larger loan balances, the dependency on successful completion or operation of the project for repayment, the difficulties in estimating construction costs and loan terms which often do not require full amortization of the loan over its term and, instead, provide for a balloon payment at stated maturity. Our lending activities also include commercial business loans and leases to small to medium businesses, which generally are secured by various equipment, machinery and other corporate assets, and a wide variety of consumer loans, including home improvement loans, home equity loans, education loans and loans secured by automobiles, boats, mobile homes, recreational vehicles and other personal property. Although commercial business loans and leases and consumer loans generally have shorter terms and higher interests rates than mortgage loans, they generally involve more risk than mortgage loans because of the nature of, or in certain cases the absence of, the collateral which secures such loans.

CHANGES IN INTERESTS RATES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR
OPERATIONS

         Our operating results depend to a large extent on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense incurred in connection with our interest-bearing liabilities. Changes in the general level of interest rates can affect our net interest income by affecting the spread between our interest-earning assets and interest-bearing liabilities, as well as, among other things, our ability to originate loans; the value of our interest-earning assets and our ability to realize gains from the sale of such assets; the average life of our interest-earning assets; and our ability to obtain deposits in competition with other available investment alternatives. Interests rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Although we believe that the estimated maturities of our interest-earning assets currently are well balanced in relation to the estimated maturities of our interest-bearing liabilities (which involves various estimates as to how changes in the general level of interest rates will impact these assets and liabilities), there can be no assurance that our profitability would not be adversely affected during any period of changes in interest rates.

OUR OPERATIONS ARE SIGNIFICANTLY DEPENDENT UPON ECONOMIC CONDITIONS IN OUR MARKETS AND THE NATIONAL ECONOMY

         Our profitability is primarily dependent on the profitability of our banking subsidiary, Banknorth, NA, which derives substantially all of its loans, deposits and other business from Maine, New Hampshire, Massachusetts, Vermont, eastern New York and central Connecticut. The banking industry in these areas is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond our control. There can be no assurance that we will be able to withstand adverse economic changes in the economies in which we conduct business should they occur, or that adverse developments in general economic conditions in the national economy will not adversely affect our financial condition or results of operations. Accordingly, we will remain subject to risks associated with prolonged declines in either local or national economies.

WE AND OUR BANKING SUBSIDIARY ARE SUBJECT TO CAPITAL AND OTHER REQUIREMENTS WHICH RESTRICT OUR ABILITY TO PAY DIVIDENDS

         Our ability to pay dividends to our shareholders depends to a large extent upon the dividends we receive from Banknorth, NA. Dividends paid by Banknorth, NA are subject to restrictions under federal laws and regulations. In addition, we and Banknorth, NA must maintain certain capital levels, which may restrict the ability of Banknorth, NA to pay dividends to us and our ability to pay dividends to our shareholders.

HOLDERS OF OUR COMMON STOCK HAVE NO PREEMPTIVE RIGHTS AND ARE SUBJECT TO POTENTIAL DILUTION

         Our articles of incorporation do not provide shareholders with a preemptive right to subscribe for additional shares of common stock upon any increase thereof. Thus, upon the issuance of any additional shares of common stock or other voting securities of Banknorth or securities convertible into common stock or other voting securities of Banknorth, persons who receive shares of our common stock in transactions with us may be unable to maintain their pro rata voting or ownership interest in us.

OUR ARTICLES OF INCORPORATION AND BYLAWS, AS WELL AS MAINE LAW, CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER OF BANKNORTH EVEN IF BENEFICIAL TO SHAREHOLDERS

         Our articles of incorporation authorize our board of directors to issue series of preferred stock of Banknorth without shareholder approval and upon such terms as the board of directors may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in us.

         Our articles and bylaws contain a number of other provisions which may be deemed to have the effect of discouraging or delaying attempts to gain control of us without the support of our board of directors. These provisions include a provision which requires an increased vote of shareholders to approve certain business combinations unless certain price and procedural requirements are met or our board of directors approves the business combination, several procedural rules and provisions which provide for a classified board of directors. We also have adopted a shareholder rights plan which generally would cause substantial dilution to a person or group of persons that acquires 15% or more of the outstanding common stock if certain triggering events thereafter occur without the rights issued pursuant to such plan having been redeemed by our board of directors. Sections 611-A and 910 of the Maine Business Corporation Act also may have anti-takeover effects.

WE ARE SUBJECT TO EXTENSIVE REGULATION WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATIONS

         We and our subsidiaries are subject to extensive federal and state governmental supervision and regulation, which are intended primarily for the protection of depositors. In addition, we and our subsidiaries are subject to changes in federal and state laws, as well as changes in regulations, governmental policies and accounting principles. The effects of any such potential changes cannot be predicted but could adversely affect the business and operations of us and our subsidiaries in the future.

WE FACE STRONG COMPETITION WHICH MAY ADVERSELY AFFECT OUR PROFITABILITY

We are subject to vigorous competition in all aspects and areas of our business from banks and other financial institutions, including savings and loan associations, savings banks, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies. We also compete with non-financial institutions, including retail stores that maintain their own credit programs and governmental agencies that make available low cost or guaranteed loans to certain borrowers. Certain of our competitors are larger financial institutions with substantially greater resources, lending limits, larger branch systems and a wider array of commercial banking services. Competition from both bank and non-bank organizations will continue.

OUR ABILITY TO SUCCESSFULLY COMPETE MAY BE REDUCED IF WE ARE UNABLE TO MAKE TECHNOLOGICAL ADVANCES

         The banking industry is experiencing rapid changes in technology. In addition to improving customer services, effective use of technology increases efficiency and enables financial institutions to reduce costs. As a result, our future success will depend in part on our ability to address our customers' needs by using technology. We cannot assure you that we will be able to effectively develop new technology-driven products and services or be successful in marketing these products to our customers. Many of our competitors have far greater resources than we have to invest in technology.

                              BANKNORTH GROUP, INC.

         We conduct business from our headquarters in Portland, Maine and, as of December 31, 2001, 308 banking offices located in Maine, New Hampshire, Massachusetts, Vermont, New York and Connecticut. At December 31, 2001, we had consolidated assets of $21.1 billion and consolidated stockholders' equity of $1.8 billion. Based on total assets at December 31, 2001, we are one of the 40 largest commercial banking organizations in the United States.

         We offer a broad range of commercial, consumer banking and trust and investment advisory services and products through Banknorth, NA, which was formed on January 1, 2002 upon the consolidation of all nine of our banking subsidiaries into a single national bank. Through subsidiaries of Banknorth, NA, we also are engaged in insurance brokerage, equipment leasing and financial planning activities.

         Our profitability and market share have been enhanced in recent years through internal growth and acquisitions of both financial and nonfinancial institutions. We continually evaluate acquisition opportunities and frequently conduct due diligence in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities can be expected. Acquisitions typically involve the payment of a premium over book and market values, and therefore, some dilution of our book value and net income per common share may occur in connection with any future transactions. Moreover, acquisitions commonly result in significant one-time charges against earnings, although cost-savings, especially incident to in-market acquisitions, frequently are anticipated.

         We are a Maine corporation which is registered as a bank holding company and a financial holding company under the Bank Holding Company Act of 1956, as amended. As such, we are subject to regulation, supervision and examination by the Federal Reserve Board. We also are registered as a Maine financial institution holding company under Maine law and as such are subject to regulation and examination by the Superintendent of Banking of the State of Maine. Banknorth, NA is a national bank subject to regulation, supervision and examination by the Office of the Comptroller of the Currency, its chartering authority, and by the Federal Deposit Insurance Corporation, which insures Banknorth, NA's deposits to the maximum extent permitted by law.

         Our executive offices are located at Two Portland Square, Portland, Maine 04112-9540, and our telephone number is (207) 761-8500.

         Additional information about us and our subsidiaries can be obtained from the documents incorporated by reference herein. See "Where You Can Find More Information" on page 2.

         Unless otherwise stated, the words "Banknorth," "we," "our" and "us" refer to Banknorth Group, Inc. and its subsidiaries.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

         The selected consolidated financial data of Banknorth set forth below should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements, including the related notes, included in the documents incorporated herein by reference. See "Where you Can Find More Information" on page 2.

                                                                          December 31,
                                              ----------------------------------------------------------------------
BALANCE SHEET DATA:                           2001             2000           1999            1998             1997
                                              -----            -----          -----           -----           -----
Total assets                                 $21,076,586    $18,233,810    $18,508,264     $16,453,120    $15,332,821
Debt and equity securities                     6,156,861      5,880,658      6,873,182       4,379,774      3,617,236
Total loans and leases, net (1)               12,525,493     10,692,112      9,699,608       9,770,039      9,862,103
Goodwill and other intangibles                   466,633        185,520        184,381         204,587        158,535
Deposits                                      14,221,049     12,107,256     11,710,501      12,016,212     11,088,410
Borrowings                                     4,602,388      4,659,390      5,466,253       3,040,173      2,904,286
Shareholders' equity                           1,789,115      1,330,857      1,192,274       1,222,390      1,164,383
Nonperforming assets                              79,123         67,132         69,192          89,021         98,125
Book value per share                               11.83           9.42           8.22            8.37           7.97
Tangible book value per share                       8.75           8.11           6.95            6.97           6.88


                                                                     Year Ended December 31,
                                              ----------------------------------------------------------------------
OPERATIONS DATA:                              2001             2000           1999            1998             1997
                                              -----            -----          -----           -----           -----
Interest and dividend income                  $1,263,789     $1,330,287     $1,227,519      $1,146,160     $1,056,027
Interest expense                                 583,825        726,663        613,124         567,860        500,136
                                               ---------      ---------      ---------       ---------      ---------
Net interest income                              679,964        603,624        614,395         578,300        555,891
Provision for loan and lease losses               41,889         23,819         23,575          23,775         15,763
                                               ---------      ---------      ---------       ---------      ---------
Net interest income after provision
   for loan and lease losses                     638,075        579,805        590,820         554,525        540,128
Net securities gains (losses) (2)                  1,329       (15,456)            655           6,423          2,837
Other noninterest income                         239,176        226,644        191,140         161,124        134,144
Noninterest expense (excluding
   special charges)                              501,782        459,459        460,306         446,110        429,874
Special charges (3)                                7,614         43,007         28,002          61,140         23,559
                                               ---------      ---------      ---------       ---------      ---------

Income before income tax expense                 369,184        288,527        294,307         214,822        223,676
Income tax expense                               126,202         96,793         97,349          73,078         78,188
Extraordinary item, net of tax                   (3,897)              -              -               -              -
Cumulative effect of change in
   accounting principle, net of tax                (290)              -              -               -              -
                                               ---------      ---------      ---------       ---------      ---------
Net income                                      $238,795       $191,734       $196,958        $141,744       $145,488
                                               =========      =========      =========       =========      =========
Net income per share (4):
   Basic                                         $  1.70        $  1.33        $  1.35         $  0.97        $  1.00
   Diluted                                          1.68           1.32           1.34            0.95           0.98
Dividends per share                                 0.53           0.50           0.47            0.44           0.38


                                                              At or for the Year Ended December 31,
                                              ----------------------------------------------------------------------
OTHER DATA:                                   2001             2000           1999            1998             1997
                                              -----            -----          -----           -----           -----
Return on average assets                         1.29%          1.05%          1.12%          0.90%           1.05%
Return on average equity                        16.48          15.69          16.42          11.96           13.01
Average equity to average assets                 7.82           6.66           6.81           7.55            8.07
Interest rate spread (5)                         3.42           3.05           3.33           3.46            3.75
Net interest margin (5)                          3.99           3.60           3.80           4.02            4.33
Tier 1 leverage capital ratio at end of
   period                                        7.14           7.02           6.75           7.22            7.65
Dividend payout ratio                           30.27          36.91          33.19          40.38           39.60
Efficiency ratio (6)                            54.59          55.34          57.14          60.33           62.30
Nonperforming assets as a percent of
   total assets at end of period                 0.38           0.37           0.37           0.54            0.64

                                                                                           (footnotes on next page)

-----------------------

(1)      Does not include loans held for sale.

(2) In 2000, includes a $15.9 million pre-tax loss incurred in connection with the restructuring of our portfolio of investment securities.

(3) Special charges consist of merger-related expenses and, in 1997, a $7.2 million pre-tax charge relating to an acquired subsidiary, in 1999, a $7.4 million pre-tax charge relating to our exit from the correspondent mortgage banking business, in 2000, $1.4 million of pre-tax expenses related to the closing of 11 branch offices, and in 2001, $1.9 million of pre-tax expenses related to branch closings, a $1.0 million pre-tax charge related to subsidiary bank charter consolidations and a $900 thousand pre-tax charge related to asset write-downs.

(4) Excluding special charges and, in 2001, the cumulative effect of change in accounting principle and extraordinary item, and in 2000, a loss on restructuring the investment portfolio, our basic income per share would have been $1.76, $1.63, $1.49, $1.28 and $1.11 for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively, and our diluted income per share would have been $1.75, $1.62, $1.48, $1.25 and $1.08 for the same respective periods.

(5)      Ratios are on a fully-tax equivalent basis.

(6) The efficiency ratio represents operating expenses, excluding special charges as a percentage of net interest income and noninterest income, excluding securities transactions.

                      COMMON STOCK AND DIVIDEND INFORMATION

         Our common stock is traded on the Nasdaq National Market. The following table sets forth the high and low prices of the common stock as reported on the Nasdaq National Market and the dividends declared per share of common stock for the periods indicated.






                                                       Market Price
                                       ----------------------------------------------          Dividends Declared
                                               High                       Low                      Per Share
                                       --------------------        ------------------     -----------------------------
                2002
--------------------------------------
First Quarter (through February 4,
2002)                                         $23.86                      $22.25                     $0.135



                2001
--------------------------------------
First Quarter                                  21.06                      18.13                       0.130

Second Quarter                                 22.93                      19.38                       0.130

Third Quarter                                  24.39                      18.93                       0.130

Fourth Quarter                                 22.92                      19.78                       0.135



                2000
--------------------------------------
First Quarter                                  16.13                      10.38                       0.125

Second Quarter                                 18.00                      11.94                       0.125

Third Quarter                                  18.50                      14.88                       0.125

Fourth Quarter                                 21.13                      15.56                       0.125


         As of December 31, 2001, there were 151,220,600 shares of common stock outstanding which were held by approximately 15,000 holders of record. Such number of record holders does not reflect the number of persons or entities holding stock in nominee name through banks, brokerage firms and other nominees.

         We have historically paid quarterly dividends on the common stock and currently intends to continue to do so in the foreseeable future. Our ability to pay dividends depends on a number of factors, however, including restrictions on the ability of Banknorth, NA to pay dividends under federal laws and regulations, and as a result there can be no assurance that dividends will be paid in the future.

                                 USE OF PROCEEDS

     The common stock offered hereby will be issued in connection with future acquisitions of assets or securities of other entities as described herein. Other than the assets or securities acquired, we will not receive any proceeds upon the issuance of common stock in connection therewith or upon the sale from time to time of such common stock by the holders thereof.

                              PLAN OF DISTRIBUTION

     We will issue the common stock being offered hereby from time to time in connection with the merger with or the acquisition by us or our subsidiaries of the assets or securities of financial institutions and businesses in which financial holding companies and their subsidiaries can engage under the Bank Holding Company Act of 1956, as amended. The consideration for any such acquisitions may consist of common stock, cash, notes or other evidences of debt, convertible or exchangeable securities, assumptions of liabilities or a combination thereof.

     It is expected that the terms of acquisitions involving the issuance of securities covered by this prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses or assets to be merged with or acquired by us, or in the case of entities that are more widely held, through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. We anticipate that the common stock issued in any such acquisition will be valued at a price reasonably related to the market value of the common stock either at the time of the agreement on the terms of an acquisition or at the time of delivery of the common stock. Once we know the actual information about a specific acquisition, we may provide further information by means of a post-effective amendment to the registration statement of which this prospectus is a part or by means of a supplement to this prospectus.

     We do not expect that an underwriting discount or commission will be paid by us in connection with issuances of common stock pursuant to this prospectus. However, finders' fees, brokers' commissions or financial advisory fees may be paid from time to time in connection with specific acquisitions, and such fees may be paid through the issuance of common stock covered by this prospectus. Any person receiving any such fee may be deemed to be an underwriter within the meaning of the Securities Act.

     All expenses of the offering of common stock by us pursuant hereto will be paid by us.

                                  LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by the law firm of Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C.

                                     EXPERTS

         The consolidated financial statements of Banknorth as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, incorporated by reference herein from Banknorth's annual report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

==============================================================================





                                3,500,000 SHARES




                              BANKNORTH GROUP, INC.




                                  COMMON STOCK




                                  -------------

                                   PROSPECTUS
                                  -------------






                                FEBRUARY 5, 2002


==============================================================================